UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Stone, Patrick F
   c/o Fidelity National Financial, Inc.
   17911 Von Karman Avenue
   Suite 300
   Irvine, CA  92614
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Fidelity National Financial, Inc.
   FNF
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   January 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |01/16/|J   |V|1,130.6765        |A  |$14.925    |12,713.1780*       |D     |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Employee Stock Option |$3.2355*|01/07|J   |V|13,668**   |A  |05/05|03/14|Common Stock|13,668*|       |13,668**    |D  |            |
(right to buy)        |*       |/97  |    | |           |   |/92  |/04  |            |*      |       |            |   |            |
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                      |$8.1955*|01/07|J   |V|34,345**   |A  |05/24|03/14|            |34,345*|       |34,345**    |D  |            |
                      |*       |/97  |    | |           |   |/92  |/05  |            |*      |       |            |   |            |
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                      |$6.8800*|01/07|J   |V|13,310**   |A  |06/15|06/14|            |13,310*|       |13,310**    |D  |            |
                      |*       |/97  |    | |           |   |/94  |/06  |            |*      |       |            |   |            |
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                      |$4.0500*|01/07|J   |V|2,420**    |A  |10/07|04/07|            |2,420**|       |2,420**     |D  |            |
                      |*       |/97  |    | |           |   |/95  |/07  |            |       |       |            |   |            |
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                      |$11.5908|01/07|J   |V|33,000**   |A  |04/11|04/10|            |33,000*|       |33,000**    |D  |            |
                      |**      |/97  |    | |           |   |/97  |06   |            |*      |       |            |   |            |
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                      |$6.8182*|01/07|J   |V|5,316**    |A  |11/14|05/14|            |5,316**|       |5,316**     |D  |            |
                      |*       |/97  |    | |           |   |/96  |/08  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
*On December 11, 1996, FNFI declared a ten percent (10%) stock dividend to all common stock stockholders of record as of December 23, 1996, payable on January 7, 1997. As a result, the reporting person received an additional 909.1255 shares (ESPP) of FNFI common stock on January 7,
1997.
**The options listed above were adjusted to reflect the stock dividend declared by FNFI on December 11, 1996, payable on January 7, 1997, for previously reported options as follows: 12,426 shares, exercise price of
$3.5590; 31,223 shares, exercise price of $9.0150; 12,100 shares, exercise price of $7.5680; 2,200 shares, exercise price of $4.4550; 30,000 shares, exercise price of $12.7500 and 4,833 shares, exercise price of
$7.5000.